Harbin Electric, Inc.
No. 9 Ha Ping Xi Lu, Ha Ping Lu Ji Zhong Qu
Harbin Kai Fa Qu, Harbin, China

December 13, 2010

Julie Sherman
U.S. Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:
Harbin Electric, Inc. (“Company”)
Response to Form 10-K for the year ended December 31, 2009
Filed on March 16, 2010
File No.: 001-33276
Response to Form 10-Q for the period ended June 30, 2010
Filed on August 9, 2010
File No.: 001-33276
Response to Form 10-Q for the period ended September 30, 2010
Filed on November 9, 2010

Definitive proxy statement on Schedule 14A filed on June 24, 2010

Dear Ms. Sherman:

We are submitting this correspondence via EDGAR system in response to a comment letter issued by the Staff of the Securities and Exchange Commission (the “Commission”), on November 12, 2010 (the “Staff’s Letter”). The discussion below reflects our response to the Staff’s Letter on a point by point basis.

Form 10-K for the year ended December 31, 2009

General

1.
It appears from your response to prior comment 1 that you intend on amending your outstanding Form S-3’s onto a form on which you are eligible only if you “want to use” those registration statements after you file your next annual report on Form 10-K.  Please tell us the authority on which you rely to not amend those filings when you file that annual report.  See Question 114.04 of our Securities Act Form Compliance and Disclosure Interpretations, available at http://www.sec.gov/divisions/corpfin/guidance/safinterp.htm

Response to Comment 1:

To our knowledge, there is not and has never been any SEC rule that requires a registrant to keep current any registration statement. The consequence of not keeping current a registration statement is that the registrant is unable to use the registration statement until such time, if any, as the registration statement becomes current again.  The Questions in Section 114 of the CD&I referenced in the above comment discuss a registrant’s ability to use an S-3 registration statement after it has lost S-3 eligibility.  We believe that the response to Question 114.04 is designed to provide such guidance to registrants who may find themselves in that circumstance but that it does not constitute an unprecedented new directive and change in longstanding policy of the SEC that would require registrants to update an effective registration statement in order to keep it current.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 20

Results of Operations, page 24

2.
We see from your response to our prior comment 3 that the 85% growth year over year was attributable to an $11.1 million growth in linear motors, $6.4 million growth in specialty motors, and $88.6 million growth in industrial motors.  With regards to the significant increase in industrial motors as they relate to your October 2009 acquisition and your July 2008 acquisition, please provide further details regarding the performance of these acquisitions, including, but not limited to, the following:

•	Whether the revenues are consistent with revenues prior to the completion of the acquisition or provide a more detail explanation as to why the revenues have fluctuated since the acquisition.
•	The nature of your relationship with new major customers acquired through those acquisitions, including whether any of those customers were your customers previously, and
•	Explain any acquisition related issues that have impacted sales, if none, explain how you were able to maintain and/or exceed prior sales levels.

Response to Comment 2:

1. The two companies we acquired – Weihai Tech Full Simo Motor Co. Ltd. (“Weihai Motor”) in July 2008 and Xi’an Tech Full Simo Motor Co. Ltd. (“Xi’an Simo”) in October 2009 – experienced some changes post acquisition. In general, post-acquisition revenues and performance improved at the two acquired facilities, other than during the period of time when the unexpected global financial crisis severely impacted China and the world economy. The factors contributing to the changes are discussed below:

a) Weihai Motor and Xi’an Simo are industrial rotary motor business primarily supplying the Chinese market. Industrial rotary motors are mostly standardized products that can be used in almost any industrial automation processes. The customers of these companies operate in a wide range of industries such as energy, transportation , machinery manufacture and repair, chemical and petrochemical, construction, material, metal and mining, agriculture, industrial ventilation systems, air compressors, heat exchange systems, water pumps, air pumps, to name just a few. We believe that the industrial rotary motor industry is part of the foundation of building an industrial economy. Therefore, this business is closely related to the overall economic and industrial activities in China and in the world as many of the industries in China rely on exporting markets to some degree. The overall economic development and industrialization of China and other parts of the world all have a critical impact on this line of business.  In addition, the Chinese government policy plays an important role in driving the growth of our industry and the industries we supply.  In general, continued economic growth and industrialization are catalysts for our business. We acquired these companies because of a strong belief that the industrial rotary motor industry would experience strong growth in the years to come.

b) Given the nature of the products and the factors contributing to this business, the development of the businesses we acquired largely correlates with the overall economic development trend in China and to some degree in the world.  China and the world experienced tremendous changes in 2008 and 2009 as a result of the global financial crisis.  Our business also experienced ups and downs and revenues during that time period fluctuated. For example, when economies around the world became impacted by the global financial crisis, China and our business also suffered an economic downturn beginning in October 2008.  However, the Chinese government quickly launched a massive stimulus package focusing on investing in infrastructure build-up in China, which brought significant growth opportunities to these companies. Our industrial rotary motor business experienced strong demand growth when the Chinese economy started to recover in the 3rd quarter of 2009. For example:

•
The massive investment in infrastructure increased  demand for  steel, cement and other construction materials, which in turn drove up investments in building and expanding mills and factories and production equipment that produce these basic materials. Such production equipment needs high voltage/ultra high voltage motors and DC motors to power them up. These motors are important products of Xi’an Simo.

•
Building infrastructure such as bridges, tunnels, highways, subways, and railways requires high output industrial ventilation systems, which need high voltage DC motors to power them up.  Industrial ventilation systems use high-voltage DC motors which Xi’an Simo supplies.

•
One of the major focuses of the government’s stimulus program was developing rural areas and improving the level of industrialization/ automation in farming/agriculture.  The government implemented a subsidy policy to provide 30% subsidies to farmers for each agricultural electric machine purchased, such as thresher, grinder, wheat mills, weeds and straw cutters, electric saws and planes, harvesting machines, and other types of farming related machineries. The special single phase fractional horsepower motors are essential components of these machines. Weihai Motor is one of the best-known manufacturers in China for this kind of motors and we believe has the highest market share in these products. Motors for other agricultural and rural industry related equipment such as water pumps, irrigation systems, carpenter tools, and other electric tools etc. are also primary products of Weihai Motor. Revenus at Weihai Motor rose sharply when the government stimulus program got traction.

           c) Additionally, both entities we acquired were previously government-owned companies. Most of the government owned companies have undergone privatization and/or are undergoing privatization as China has been undergoing economic reforms and is experiencing significant changes in its corporate sector. Our company has been recognized as one of the leading non-state owned companies with a strong financial and operational position in the domestic motor industry.

Both companies we acquired have more than 30 years of history, have a solid manufacturing platform, a team of experienced engineers, many years of customer problem solving expertise, extensive distribution channels throughout the country, and a production team that has many years of on-the-job experience and training. However,  government-owned companies generally have inherent inefficiencies such as administrative redundancy, low efficiency management, lack of accountability, poor sense of market competition, poor customer service, lack of incentive motivation system etc., which have led to high cost and low profitability.  We acquired these companies with full awareness of these inherent inefficiencies as well as of the opportunities for improvements. Since the completion of these acquisitions, we have been making changes and improving operations in both companies. These changes and improvements have contributed to revenue growth and improved operations and production efficiency (please see below point 3 for more details).

d) More specifically, before Weihai Motor was acquired, its revenues were $28.85 million for the six months ended June 30, 2008 and $18.38 for the six months ended June 30, 2007 according to Form 8-K we filed with SEC on September 26, 2008. This reflects that (i) Weihai Motor was already experiencing high double digit growth then, and (ii) the average quarterly revenue for Weihai Motor for the first two quarters in 2008 was approximately $14.42 million. After we acquired Weihai Motor, the revenues we reported for the 3rd quarter of 2008 were $14.81 million, continuing the growth trend with a slight increase over the previous two quarters, which we viewed as a normal operational variance under the conditions of a fast growing economy and constant efforts in operational improvement. However, because of the global financial crisis, the Chinese economy took a downturn in the 4th quarter of 2008. Revenues at Weihai Motor dropped to $12.68 million in the 4th quarter of 2008, and declined further to $10.85 million in the 1st quarter of 2009 as the situation worsened.

At the end of 2008, the Chinese government launched a massive stimulus package which focused on building the nation’s infrastructure and developing agricultural and rural areas. Economic activity started to recover in the 2nd quarter of 2009. Weihai Motor reported $17.00 million in revenues, compared to $10.85 million in the previous quarter. A robust economic environment in China on the back of the Chinese government’s stimulus programs and the country’s on-going industrialization fueled strong sales of industrial rotary motors. Particularly, since a significant portion of Weihai Motor’s business is to supply products for rural and agricultural applications, Weihai Motor was able to benefit from the government policy directly and was able to recover quickly.  In addition, the 30% subsidy provided to the farmers purchasing electric machinery drove rapid demand for our motors. Additionally, after the acquisition, despite the economic downturn, the Company continued its efforts to improve operations and expand its sales network, which also enabled Weihai to quickly capitalize on market momentum and perform strongly in the 2nd quarter of 2009.  Continued improvement in the Chinese economy, coupled with our continuous improvement and investment at Weihai Motor, enabled Weihai Motor to deliver continued revenue growth in the following quarters, $20.68 million in the 3rd quarter of 2009 and $23.73 million in the 4th quarter of 2009, which put Weihai Motor’s production at capacity. Since then, revenues at Weihai Motor have been relatively flat quarter to quarter in 2010. The Company has been planning for and investing in building additional capacity at Weihai Motor to position it for further growth. For example, we are currently constructing a large, 50,000 square meters factory. This new factory will produce high-efficiency motors with international standards, targeting domestic and export markets that see rapidly rising demand in high and ultra high-efficiency motors.

d) Xi’an Simo was acquired in the 4th quarter of 2009. Before it was acquired, its revenues were $71.98 million for the six months ended June 30, 2009 and $160.29 million for the year ended December 31, 2008 according to the Form 8-K we filed with SEC on October 23, 2009. This reflects that (i) average quarterly revenues were $35.99 for the six months ended June 30, 2009 and $40.07 million for the year ended December 31, 2008; (ii) revenues declined in the first half of 2009 due to the negative impact of the economic down-turn. After we acquired Xi’an Simo, the revenues we reported for the 4th quarter of 2009 were $44.11 million, reflecting some growth versus the previous quarters. We believe that the revenue fluctuation before and after the acquisition was mainly attributable to the economic recovery in China due to the Chinese government’s stimulus programs and the country’s on-going industrialization that drove a robust demand for all kinds of industrial rotary motors. Since the acquisition, the Company has made many changes and operational improvement at Xi’an Simo. For example, we recruited several senior-level managers and sales people who have had management experience in global motor companies such as Siemens (China) and Baldor (China). We optimized product portfolio by eliminating low-end, non-profitable products while increasing the capacity to produce more high-end, more profitable motors such as large sized high voltage DC motors.  After a few quarters of efforts, Xi’an Simo was able to deliver significant higher sales in the 3rd quarter of 2010 and reported $48.93 million revenues for the quarter. This level of production has brought Xi’an Simo at capacity. We have communicated to the investment community that Xi’an Simo needs more capital investment to expand capacity and upgrade production equipment in order to grow further.

2. The two acquisitions brought entirely different product lines to the Company which it did not have previously. To clarify, these products are industrial rotary motors compared to linear motors and micro-motors which were our pre-acquisitions in-house developed products. Therefore, the customers acquired through these two acquisitions are all new customers who are not related to our previous customers and who did not buy our linear motors and micro motors.  None of these new customers are affiliated with the Company.

3. The Company has not experienced acquisition related issues that negatively impacted the sales other than capacity constraints.  After such acquisitions, the Company has made many changes that have contributed to improved operations including increased sales, reduced costs, and higher manufacturing efficiency at both acquired companies. These changes include the following:

a) We hired new senior and middle level management teams to replace previous management teams. For example, we recruited several senior-level managers and sales people who have had management experience in global motor companies such as Siemens (China) and Baldor (China).

b) We have enforced accountability for each position and established management systems such as pay and promotion evaluation systems based on performance.

b) We have streamlined administrative and management functions and removed redundancies to reduce costs.

c) We have restructured sales incentives to align them better with the performance of the sales team.

d) We have expanded the sales force and added more than 20 regional distribution networks on top of the previous nationwide distribution network.

d) We have optimized our product portfolio by reducing or discontinuing products that are not profitable or are less profitable and by increasing products that are more profitable.

e) We have purchased new manufacturing equipment and replaced old or low efficient equipment.

3.	With regards to the increases in linear motors and specialty micro motors, please provide further explanations regarding the increase in volume. As part of your response, please provide the following:

•	Identify each of the primary customers that attributed to the increase in sales volume by each product line,
•	Explain the nature of your relationship with those customers,
•	The amount of revenue and volume attributed to each primary customer by product line for fiscal 2009 and 2008,
•
Your understanding as to why these customers’ purchases increased period over period, details of any incentive you offered that may have led to increased sales during the current period, or any other events that led to the increase in sales volume.  Please provide each explanation by primary customer and by product line so that we may better understand the significant increases.

Response to Comment 3:

The requested information with respect to the amount and volume attributable to each primary customer by product line for fiscal 2009 and 2008 is being provided to the Commission supplementally.

LINEAR MOTOR PRODUCT LINE

1. The sales of our linear motor product line increased $11.1 million in 2009 compared to 2008. The two major customers contributing to the increase were Daqing Xinchengtai Technology Co., Ltd., (“Daqing”) and Inner Mongolia Maglev Technology Development Co., Ltd., (“Inner Mongolia”). Neither of these two customers is affiliated with the Company. Sales to Daqing increased approximately $8.20 million. Sales to Inner Mongolia began in the 4th quarter of 2009 and contributed $7.3 million to the revenue increase in 2009. The sales increase from these two major customers was partially offset by a slight decline in sales to several other customers. [Please see Table 1 in the supplemental materials we have provided to the Commission, regarding the primary customers in linear motor product line that attributed to the increase in sales in 2009 versus 2008.]

2. We mainly sell linear motor oil pumps and servo motors to Daqing. Revenues from this customer were approximately $18.3 million in 2008 and $26.5 million in 2009. The higher sales volume of our oil pumps contributed to the increase in revenues from this customer.

3. Daqing is under the state-owned China National Petroleum Corporation (“CNPC”) and is the largest oil field in China. They own approximately 450,000 oil wells, and replace about 10% of oil wells each year. Each of these oil wells needs a pump to pump the oil. Every year, these oil pumps consume large amount of electricity. With increased pressure from the government to reduce energy consumption, Daqing had been looking for new technology to reduce its energy consumption. Our Company partnered with Daqing (Daqing is located near Harbin where our Company is located) and invested nearly two years in the development of the permanent magnetic linear motor driven vertical style oil pump (“Tower Type Oil Pump”) with our proprietary technology. We own the patent for this Tower Type Oil Pump. Before we launched this new type of oil pump, it was tested in Daqing’s oil field and proved to save more than 25% of energy and reduce maintenance cost significantly when compared to the traditional rotary motor driven oil pump.  We believe that this is the first case of tower type linear motor driven oil pump developed in China. Based on this technology, our company has developed the second generation oil pump that can simply modify the traditional rotary motor driven oil pump by replacing the rotary motors with linear motors without abandoning the traditional oil pumps.

4. In early 2009, we partnered with Inner Mongolia to co-develop a linear motor-driven long-distance coal transportation system. It is the first of its kind in the mining industry and in the electric motor industry in China. The Company was responsible for providing linear motor driving systems including the motors’ primary and secondary components for the entire transportation line. After nearly a year of development, we began to deliver the products and realized $7.3 million in sales from these new products/ this new customer in the 4th quarter of 2009. This project has continued in 2010 with total revenues of $14 million in the first nine months of 2010.

Below is some information from the press release we issued on May 19, 2009 to announce the project.

Energy plays a fundamental role in China’s economic development and coal is a dominant component. It is used in all sectors of China’s economy and in particular in coal-fired electricity generation. With rapid economic growth in China, increasing electricity consumption continuously drives the demand for coal higher. However, due to lack of efficient coal transportation systems in the mining industry, particularly from coal mines to shipping ports, power plants, freight hubs, etc., the cost for coal transportation in China has been steadily increasing, driving up coal prices continuously. The Chinese government has plans to mitigate the cost pressure on coal, one of which is to build efficient, automated, and modern coal transportation systems at mines in major coal producing provinces.

“Linear motor technology can be customized for fast, safe, clean, efficient, unmanned, and low cost freight transportation. I am very pleased that the Company has been chosen to be a key player in building this system in inner-Mongolia.  Inner Mongolia is a province with an abundance of natural resources such as coal. There are many provinces in China such as Shanxi and Yunnan that have abundant coal reserves. I believe that those provinces will also need this technology once this technology is validated,” said Tianfu Yang, Chairman and Chief Executive Officer of Harbin Electric.

MICRO MOTOR PRODUCT LINE

1. The sales of our micro motor product line increased by $6.4 million in 2009 compared to 2008. Two major customers contributed to the increase. None of these customers are affiliated with the Company. [Please see Table 2 in the supplemental material we have provided to the Commission, regarding the primary customers in micro motor product line that attributed to the increase in sales in 2009 versus 2008.]

2. Our micro motors are primarily used for auto interior automation functions such as car seats, car trunks, sliding doors, and sun roofs. We believe that the main drivers for our sales growth in this product line are:

a) Auto sales and production in China are growing fast, exceeding those in  the U.S. this year.

b) International auto makers have increasingly moved the purchasing and manufacturing of auto parts and car assembly to China in order to lower costs.

c) The automation features of car interiors that were previously only included in high-end luxury cars are increasingly becoming standard features in lower to mid-end cars today. This trend has increased demand for micro motors significantly.

These factors have been critical to the Company’s growth strategy to develop micro-motors for auto industry. Our company offers low cost, high quality products manufactured in a world-class facility. More importantly, our design and development capability has differentiated our company from other low cost producers in China and enabled us to expand our customer base to prominent international customers such as Magna Internation (“Magna”) and Shanghai General Motors (“Shanghai GM”). We expect this business to continue to grow..

For example, we have developed a long-term product development relationship with Magna, one of the largest auto parts OEM in the world. Since we successfully developed a specialty car seat motor for Magana and started producing these motors in 2007, the Company has been recognized as a leading Chinese developer of micro motors by Magna and we have expanded the product development to several different micro motors for different cars for Magna. Our relationship with Magna was one of the major reasons that we invested millions of dollars and built a brand new facility in Shanghai focusing on car micro motors.

Below is some information from a recent press release we issued on December 1, 2010 announcing the launch of another new model of in-house developed specialty micro-motors for one-touch automatic car trunk opening supplying Shanghai General Motors (“Shanghai GM”) through Magna International (China). The entry barrier to become a supplier to GM is extremely high and the fact that the Company has been approved as a supplier to GM is a testament, we believe, that we have been recognized as a world class manufacturer in this line of business.

[After more than two years of research and development efforts with this product, the Company obtained production approval in October and officially launched production after one month of preparation and tests.

This model of specialty micro-motor for one-touch automatic car trunk opening (“SGM258 Motor”) is used in the new model of the Buick GL8 luxury business vehicle, a very popular car that is developed specifically for the Chinese market by Shanghai GM. The SGM258 Motor has a wide range of applications and can also be used for other cars or SUVs that are equipped with a similar type of vertically opening trunks.  The production equipment dedicated to the SGM258 Motor is a brand new and fully-automated production line equipped with advanced quality control and testing instrument. The key stations along this production line are equipped with the most advanced error-proof functions, which ensure the consistency of product quality. The annual capacity of this new production line is 800,000 units.

“I am very pleased that our products have been approved by Shanghai GM for use in its cars.  This is a milestone in the development of our specialty micro-motor business and the validation of several years of development efforts as well as extensive and rigorous certification processes, which overcame many challenges,” said Mr. Yang, Chairman and Chief Executive Officer of Harbin Electric.

“Ever since we entered the specialty micro-motor business, we have focused on developing high-quality and technology-oriented products and aimed at becoming a supplier to leading global auto makers or first tier OEM suppliers.   We believe that the approval of this new product by Shanghai GM represents a significant industry recognition by a leading global auto maker of our qualifications in R&D, manufacturing, and product quality. We expect that this will further strengthen our position in the auto micro-motor market, and help us gain market share and become a supplier to other high-end global auto makers. We are working on many other product development projects and expect to launch production of two to three new micro-motors over the next two years,” Mr. Yang concluded.]

4.
In this regard, we see from your disclosure on page 8 that one major customer accounted for approximately 12% of the net revenue for the fiscal year ended December 31, 2009 and three major customers accounted for 43% of the net revenue for the fiscal year ended December 31, 2008. Please identify your major customers for us (including identifying the majority owners of the entity, if applicable), tell us the nature of your relationship with each customer, the types of products they purchase from you, and whether you have entered into written sales agreements with these customers. Tell us about any changes in their purchases for the year ended December 31, 2009 compared to the year ended December 31, 2008 as well as the changes in their purchases for the three and nine month periods ended September 30, 2010 as compared to the three and nine periods ended September 30, 2009, respectively and explain the reasons for any fluctuations between periods. As part of your response, please provide us revenue and volume for each major customer by each major product line for the years ended December 31, 2009 and 2008 and for the interim three and nine months periods ended September 30, 2010 and 2009. If you have written agreements with these customers, please provide us with copies of all such material agreements and English translations, if applicable.

Response to Comment 4:

The requested information with respect to sales results in various periods by these major customers as well as a copy of the most recent sales agreements with each of these customers and English translations are being provided to the Commission supplementally as Exhibit 1, Exhibit 2, and Exhibit 3.

Please refer to our responses above to Comment 2 and 3 for explanations to the variations in comparison periods.

ONE MAJOR CUSTOMER IN 2009 (Sales exceeded 10% of total revenues)

Please see Table 3 in the supplemental materials we have provided to the Commission regarding sales results in various periods by one major customer in 2009.

THREE MAJOR CUSTOMERS IN 2008 (Sales exceeded 10% of total revenues)

Please see Table 4 in the supplemental materials we have provided to the Commission regarding sales results in various periods by three major customers in 2008.

MAJOR CUSTOMERS IN LINEAR MOTOR PRODUCT LINE

Please see Table 5 in the supplemental materials we provided regarding sales results in various periods by major customers in linear motor product line.

MAJOR CUSTOMERS IN MICRO MOTOR PRODUCT LINE

Please see Table 6 in the supplemental materials we have provided to the Commission regarding sales results in various periods by major customers in micro motor product line.

MAJOR CUSTOMERS IN ROTARY MOTOR PRODUCT LINE

Weihai Motor and Xi’an Simo produce and sell thousands of different models of small, medium, to large sized standard rotary motors and some models of specialty motors such as high voltage/ultra high voltage motors and DC motors.  As we discussed earlier in our response to Comment 1, industrial rotary motors can be used in almost any industrial automation process. Our customers purchasing industrial rotary motors are also fragmented.

As of September 30, 2010, Weihai Motor, acquired in July 2008, had approximately 1,160 customers. After the acquisition, we eliminated some low-quality, slow paying customers, and added 595 new customers. Sales to each customer and ranking of each customer vary from period to period. For illustration, the 5 top customers for the nine months ended September 2010 and 2009 are listed in the Table 7 in the supplement materials we have provided to the Commission.

As of September 30, 2010, Xi’an Simo, acquired in October 2009, had approximately 1,700 customers. After the acquisition, we eliminated some low-quality, slow paying customers, and added 350 new customers. Sales to each customer and ranking of each customer vary from period to period. For illustration, the 5 top customers for the nine months and three months ended September 2010 are listed in the Table 8 in the supplemental materials we have provided to the Commission.

All these customers are unaffiliated third parties. We do not have any information regarding the majority owners of these entities.

Investment Activities, page 31

5.
Please expand your response to prior comment 4 to clarify the “significant uncertainties” that you say existed regarding whether an agreement would be reached and how you assessed the relative significance of those uncertainties to the stage of negotiations with the target.

Response to Comment 5:

The significant uncertainties that existed regarding whether an agreement would be reached were as follows.  First, at the time of the public offering, our due diligence of the acquisition target was still in process. Until our due diligence was completed, we did not know if we wanted to pursue the potential acquisition.  Second, we were informed that there were several other competing buyers interested in the target, and we never received any assurance from the target or the shareholders of the target that we were the only potential acquiror that the target was talking to. Third, the board of directors of the Company had not discussed and approved the acquisition. Until we signed the agreement with the shareholders of the target and pay a deposit, neither the target nor the shareholders of the target were under any obligation to pursue a transaction with us.

Item 10 Director, page 38

6.
It appears that your proposed disclosure with respect to Messrs. Gatton and Plowman only address why their skills and experience qualify them to serve a given committee, rather than your board.  Please revise to clarify what specific skills and experience led to the conclusion that such individuals should serve on your board in addition to the skills and experience that you believe qualify them for service on a committee.

Response to Comment 6:

In response to the Staff comments, in future filings we will revise the proposed disclosure slightly with respect to Messrs. Gatton and Plowman as follows to provide a further clarification of the rationale that they are qualified to serve on the board of directors of the Company.

Director	Qualification Highlights	Rationale
David Gatton	• Strategic Planning • Public & Government Policy • Regulatory Affairs • Business Development • Marketing
Since 1985 Mr. Gatton has served as the Chairman and President of Development Initiatives, Inc, a Washington, D.C.-based government relations firm specializing in urban affairs, business development and marketing, serving a variety of public and private clients.  Mr. Gatton advises cities, organizations, and companies on business development strategies, public/private partnerships and marketing initiatives.  He has advised various organizations on tax reform, economic development initiatives, energy policy, climate protection strategies, and a variety of environmental laws, including the reauthorization of the Clean Water Act, the Safe Drinking Water Act, the Resource Conservation and Recovery Act, Superfund and the Clean Air Act.  From May 2004 to February 2008, Mr. Gatton served as an independent director of Bodisen Biotech, Inc., a public company that was listed on AMEX and was engaged in developing, manufacturing and selling organic fertilizers, liquid fertilizers, pesticides and insecticides in China and is currently quoted on the Over-the-Counter Bulletin Board.  Mr. Gatton’s major accomplishments include: development of U.S.-Sino Memorandum of Cooperation between U.S. and China Association of Mayors, development of a national brownfield redevelopment initiative, development of several multifamily low- and moderate-income housing developments, business development strategies for various private firms, and assistance in development of economic development and energy projects for numerous cities.

Mr. Gatton’s deep understanding of public and government policy as well as his knowledge in regulatory affairs and business development enable him to be an effective director of the Board.  His consulting experience with many business and government entities gives him insights from which he can draw as a member of the Board and as Chairman of our Compensation Committee.

Boyd Plowman	• Former CFO • Finance • Accounting • Tax • Strategic Planning • Manufacturing • Corporate Governance
Mr. Plowman joined Harbin Electric’s Board of Directors on December 1, 2009 as an independent board member.  Mr. Plowman is a retired Executive Vice President and Chief Financial Officer of Fleetwood Enterprises, Inc. (“Fleetwood”) where he was employed from 1969 until 1987 and from 1997 until 2008.  Fleetwood was the world’s largest producer of recreational vehicles and manufactured housing.  During his career with Fleetwood, Mr. Plowman held numerous leadership positions including Controller, Treasurer, and Financial Vice President.  During his second stint with Fleetwood, he served as Executive Vice President and Chief Financial Officer until his retirement in 2008.  On March 9, 2009, Fleetwood filed a voluntary Chapter 11 petition for itself and for certain of its subsidiaries in the U.S. Bankruptcy Court for the Central District of California.  He also served as President and Chief Executive Officer of Lee & Associates (Inland Empire Region).  Lee & Associates is one of the leading commercial real estate brokerage firms in the United States.  Prior to that, Mr. Plowman served as a Director and Chairman of the Audit Committee for Corporate Insurance and Reinsurance Company Limited (CIRCL), a Bermuda-based company reinsuring risks for captive insurance companies.  Earlier in his career, Mr. Plowman worked as a senior tax accountant at Arthur Andersen & Co. and Ernst & Ernst and was a certified public accountant.  Mr. Plowman is the co-founder and President of Boyd Plowman &  Associates, Inc., a firm involved in venture capital, merchant banking, and consulting services regarding real estate, capital formation, and financial services.

Mr. Plowman’s strong finance and accounting background and many years of CFO experience at a manufacturing company enable him to be an effective member of our Board, which needs financial and finance expertise and make him well qualified to serve as Chairman of our Audit Committee.

Item 11, Executive Compensation, page 41

Elements of our executive compensation program

7.	Please reconcile your response to prior comment 6 that Christy Shue was awarded a $25,000 bonus with the disclosure in the compensation table on page 42.

Response to Comment 7:
We apologize that in our last response to prior comment 6, $27,500 was mistyped as $25,000. Christy Shue was awarded a $27,500 bonus for her 2009 performance as correctly disclosed in the compensation table on page 42 of Form 10-K for the year ended December 31, 2009. We hereby correct the figure in the previous response.

Summary Compensation Table, page 41

8.	Regarding your response to prior comment 8:

a.	Please expand to address the disclosure on pages 43-44 of your annual report on Form 10-K. We note that your response appears to address only the table on page 41; and

b.
You say that the option awards amounts in the table on page 41 represent the aggregate grant date fair value of those awards. However, the numbers regarding options awarded in 2008 and 2007 are the same numbers as disclosed in your annual report on Form 10-K for the preceding fiscal year, in which you disclosed that such numbers represent the amount recognized for financial statement reporting purposes. Please reconcile.

Response to Comment 8:

Pursuant to Securities Exchange Act Release 34-61175 (Dec. 16, 2009), both the Summary Compensation Table and the Director Compensation Table are required to disclose stock and option awards based on the aggregate grant date fair value of awards, computed in accordance with FASB ASC Topic 718, formerly FAS 123R. Our tables have shown the value vested at each reporting period, but instead, the table should be presented as follows and we will revise in future filings:

Summary Compensation Table

The following table sets forth all cash compensation paid or to be paid by the Company, as well as certain other compensation paid or accrued, for each of the last three fiscal years of our company to each Named Executive Officer.
	Year	Salary (Cash) ($)	Bonus (Cash) ($)	Option Awards (1) ($)	All other compensation(2) ($)	Total ($)

Tianfu Yang, CEO	2009	26,470	-	-	-	26,470
	2008	26,470	-	-	-	26,470
	2007	23,715	-	-	-	23,715

Zedong Xu, CFO	2009	15,882	-	-	-	15,882
	2008	15,882	-	-	-	15,882
	2007	14,229	-	-	-	14,229

Tianli Yang, Vice President	2009	15,882	-	-	-	15,882
	2008	15,882	-	-	-	15,882
	2007	14,229	-	-	-	14,229

Christy Shue, Executive Vice President of Finance and Investor Relations and Corporate Secretary	2009	76,290	27,500	-	40,810	144,600
	2008	70,360	-	-	39,240	109,600
	2007	4,171	-	2,150,577	-	2,154,748

(1) The value shown is the aggregate grant date fair value of each named executive officer’s option award computed in accordance with FASB ASC Topic 718 [See Note 19 of consolidated financial statements for assumptions made in the valuations.]

(2) Such amount represented reimbursement of health insurance, apartment and leased car expenses.

Director Compensation Table

The following table summarizes compensation that our directors earned during 2009 for services as members of our Board.

Name	Fees Earned or Paid in Cash ($)		Options Awards (7) ($)	All Other Compensation ($)	Total ($)
Ching Chuen Chan (1)	24,000		-	-	24,000
David Gatton (2)	36,000		-	-	38,071
Patrick McManus(3)	27,000		-	-	29,071
Feng Bai(4)	15,333		-	-	15,333
Boyd Plowman	3,000	(6)	281,783	-	284,783
Yunyue Ye	-		-	-	-
Lanxiang Gao(5)	-		-	-	-

(1) During the fiscal year ended December 31, 2005, Mr. Ching Chuen Chan received a stock option award of 50,000 shares at an exercise price of $3.10 per share, all of which have vested and are exercisable as of December 31, 2009. In 2009, Ching Chuen Chan exercised 25,000 shares of options in a cash transaction.

(2) Mr. David Gatton received a stock option grant of 10,000 shares in February 2006 at an exercise price of $8.10 per share, all of which have vested and are exercisable as of December 31, 2009.  During the fiscal year ended December 31, 2005, Mr. David Gatton received a stock option award of 50,000 shares at an exercise price of $3.10 per share, all of which have vested and are exercisable as of December 31, 2009. In 2009, Mr. Gatton exercised 45,000 shares of options (including 25,000 shares owned by his wife) in a cashless transaction.

(3) Mr. Patrick McManus deceased in July 2009.

(4) Representing the cash compensation received by Mr. Feng Bai from January – August 20, 2009. Mr. Feng Bai ceased to be a member of the Board of Directors as of August 20, 2009.

(5) Ms. Lanxiang Gao received a stock option grant of 30,000 shares in February 2006 at an exercise price of $8.10 per share, all of which vested and were exercisable as of December 31, 2009 Ms. Gao received her stock options as compensation for serving as the Chief Operating Officer of Shanghai Tech Full Electric Co., Ltd, a wholly owned subsidiary of Harbin. In 2009, Ms. Gao exercised 12,500 shares of options in a cashless transaction.

(6) Representing the cash compensation received by Mr. Boyd Plowman for December 2009. Mr. Boyd Plowman joined the Board of Directors on December 1, 2009.

(7) Mr. Boyd Plowman received a stock option grant of 30,000 shares in December 2009 at an exercise price of $20.02 per share, 15,000 of which have vested and are exercisable as of December 31, 2009.  The value shown is the aggregate grant date fair value of option award computed in accordance with FASB ASC Topic 718 [See Note 19 of consolidated financial statements for assumptions made in the valuations.]

Financial Statements, page F-1

Note 2. Summary of Significant Accounting Policies, page F-7

Income Taxes, page F-11

Note 10, Taxes Payable, page F-20

9.
We note from your tabular disclosure on page F-12 that your “Tax exemption” rate reconciliation amount changed from -10% in 2008 to -14% in 2009. Please fully explain the underlining reasons that caused this change, including a description of the entities involved and the factors that caused this change.

Additionally, we see from your tabular disclosure on page F-12 that you present U.S. statutory rates of 34% but net that amount to 0% because of foreign income that is not recognized in the U.S. We also see your disclosure that the 14% increase is related to expenses incurred by the company and its U.S. subsidiaries that are not subject to PRC income taxes. Please explain if these expenses are subject to U.S income taxes, and if so, why your table shows the U.S. taxes as zero. Also, we note that you report 0% in 2008 as “Other items.” Please explain why you did not have any reconciling amounts associated to the company or these U.S subsidiaries in 2008.

Furthermore, we see in Note 10 on page F-20 that other miscellaneous taxes payable increased significantly between periods. Please tell us the underlying reason that caused this change.

Finally, as part of your response to the above please provide the following:

•	Copies of the tax returns filed with the Chinese Tax Authority for fiscal year 2009 and 2008. Please provide copies in Mandarin and also in English translation.
•	Please reconcile these tax returns filed with the Chinese Tax Authority to the US GAAP financial statements included in your Form 10-K for the fiscal year ended December 31, 2009.

Response to Comment 9

The Change was due to the new disclosure format implemented starting from the reporting period for the fiscal year ended 12/31/2009, which added “the other items” to represent the expenses incurred by the Company and its US subsidiaries that are not subject to PRC income tax.  The expenses incurred by the Company and its US subsidiaries that are not subject to PRC income tax for the fiscal period ended 12/31/2008 were netted into tax exemption.  In future filings, we will revise the 2008 disclosure to be consistent with the format of 2009 disclosure. Please see the following table for revised numbers for fiscal year ended 12/31/2008:

	2009	2008	2007
U.S. Statutory rates	34%	34%	34%
Foreign income not recognized in USA	-34	-34	-34
China income taxes	25	25	33
Tax exemption	-14	-14	-33
Other items (d)	14	4	-
Effective income taxes	25%	15%	-%

(d)  The 14% represents the $34,762,948 of expenses incurred by the Company, and its US subsidiaries AEM and AAG that are not subject to PRC income tax for the year ended December 31, 2009.

The 4% represents the $12,182,478 of expenses incurred by the Company, and its US subsidiaries AEM and AAG that are not subject to PRC income tax for the year ended December 31, 2008.

The expenses incurred in the US are subject to US income tax, and resulted in net operating losses for US income tax purposes to be carried forward  in the future years.  For detailed disclosure, please see last paragraph on Page F-12 regarding net operating losses incurred for entities organized in United States.

The other miscellaneous tax payable increased significantly between the periods was due to the acquisition of Xi’an Simo, which had nearly $950,000 in property tax payable, $260,000 in flood and security tax payable, and $610,000 in other tax payable, and all of which were included as “Other misc. tax payable” as of 12/31/2009 in Note 10 on Page F-20.

Copies of the tax returns filed with the Chinese Tax Authority for fiscal year 2009 and 2008 and reconciliations of these tax returns filed with the Chinese Tax Authority to the US GAAP financial statements included in Form 10-K for the fiscal year ended December 31, 2009 are being provided as Exhibits 4-9 supplementally. Please note that the 2009 tax returns for several subsidiaries of Weihai Motor were not covering the entire year because we closed those subsidiaries during the year.

Form 10-Q for the period ended June 30, 2010

Item 2, Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 35

Results of Operations, page 38

10.
We see from your response to our prior comment 21 that the year over year sales growth was mainly due to the acquisition of Xi’an Tech Full Simo in October 2009 and higher sales volume in all product lines driven by a stronger economy in 2010 compared to 2009. In light of the significant increases in sales volume, please provide us with further information regarding the underlying reasons that contributed to this higher sales volume, including the following:

•	Identify each of the primary customers that attributed to the increase in sales volume by each product line,
•	Explain the nature of your relationship with those customers,
•	Provide the amount of revenue and volume attributed to each primary customer by product line for the three and six months period ended June 30, 2010 and 2009, and
•
Your understanding as to why these customers’ purchases increased period over period, details of any incentives, rebates or discounts you offered that may have led to increased sales during the current period, or any other events that led to the increase in sales volume. Please provide each explanation by primary customer and by product line so that we may better understand the significant increases.

Response to Comment 10:

[The requested information with respect to sales results of our customers in the respective periods requested is being provided to the Commission supplementally.]

Please refer to our responses to Comment 2, 3 and 4 above for explanations.

MAJOR CUSTOMERS IN LINEAR MOTOR PRODUCT LINE

Please see Table 9 in the supplemental materials we have provided to the Commission regarding sales results in respective periods requested.

MAJOR CUSTOMERS IN MICRO MOTOR PRODUCT LINE

Please see Table 10 in the supplemental materials we have provided to the Commission regarding sales results in respective periods requested.

MAJOR CUSTOMERS AT WEIHAI MOTOR ROTARY MOTORS LINE

Please see Table 11 in the supplemental  materials we have provided to the Commission  regarding sales results in respective periods requested.

MAJOR CUSTOMERS AT XIAN SIMO ROTARY MOTORS LINE

Please see Table 12 in the supplemental  materials we have  provided to the Commission  regarding sales results in respective periods requested.

Form 10-Q for the period ended September 30, 2010

Item 2, Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 39

11.
We also see from your disclosure that your revenues continued to increase significantly in the three and nine month periods ended September 30, 2010 as compared to the three and nine month periods ended September 30, 2009, respectively and the growth was mainly due to the acquisition of Xi’an Tech Full Simo in October 2009 and higher sales volume in all product lines driven by a stronger economy in 2010 compared to 2009, similar to your explanation for the increase in periods ended June 30, 2010 as compared to the periods ended June 30, 2009. In light of the significant increases in sales volume, please provide us with the same information regarding the underlying reasons that contributed to this higher sales volume in the three and nine month periods ended September 30, 2010 that is requested in comment 10 above.

Response to Comment 11:

Please refer to our responses to Comment 2, 3 and 4 above for explanations.

MAJOR CUSTOMERS IN LINEAR MOTOR PRODUCT LINE

Please see Table 5 in the supplemental materials we have provided to the Commission regarding sales results in respective periods requested.

MAJOR CUSTOMERS IN MICRO MOTOR PRODUCT LINE

Please see Table 6 in the supplemental materials we have provided to the Commission regarding sales results in respective periods requested.

MAJOR CUSTOMERS AT WEIHAI MOTOR ROTARY MOTORS LINE

Please see Table 13 in the supplemental materials we have provided to the Commission regarding sales results in respective periods requested.

MAJOR CUSTOMERS AT XIAN SIMO ROTARY MOTORS LINE

Please see Table 8 in the supplemental materials we have provided to the Commission regarding sales results in respective periods requested.  Since Xi’an Simo was acquired in the 4th quarter of 2009, data prior to the 4th quarter of 2009 were not provided.

Definitive proxy statement on Schedule 14A filed June 24, 2010

12.
Refer to prior comment 22. Your disclosure should address whether and if so how the nominating committee considered diversity in identifying nominees for director.  Please expand your response to address this element of Item 407(c)(2)(vi).

Response to Comment 12:

The Nominating and Corporate Governance Committee does not have a formal policy regarding the consideration of diversity in identifying nominees for director. The Committee does, however, consider the diversity of potential nominees in a broad sense, recognizing the benefits of cultural and gender diversity and the breadth of backgrounds, skills, and experiences that directors and candidates may bring to our Board. Our Board is diversified across genders, races, nationalities (Chinese and American) and professional expertise, the latter including technical, financial and managerial expertise. We believe that our board indeed represents a well balanced mix of diversity, particularly considering the nature of our business and its geographical characteristics.

The Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do note foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, /s/ Tianfu Yang Name: Tianfu Yang Title: Chief Executive Officer and Chairman of the Board